

**TSX / NYSE American
Symbol: TMQ**

News Release

Trilogy Metals Reports Third Quarter Fiscal 2020 Financial Results

October 7, 2020 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX / NYSE American: TMQ) ("Trilogy Metals", "Trilogy" or "the Company") announces its financial results for the third quarter ended August 31, 2020. Details of the Company's financial results are contained in the interim unaudited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.trilogymetals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

Highlights – Meeting Milestones While Maintaining a Strong Cash Position

- Feasibility Study results for the Arctic Project released on August 20, 2020 confirms that Arctic is an economically robust project.

- Joint Record of Decision for the Ambler Mining District Industrial Access Project ("AMDIAP" or "Ambler Access Road") was issued on July 23, 2020 following the Final Environmental Impact Statement ("EIS") that was issued on March 27, 2020.

- The Alaska Industrial Development and Export Authorty ("AIDEA") has commenced the next stages of work to move the AMDIAP forward.

- Strong working capital position of $11.8 million and cash on hand of $12.8 million plus $142 million dedicated to advancing the Upper Kobuk Mineral Projects.

Arctic Feasibility Study

On August 20, 2020, the Company announced the positive results of its Feasibility Study ("FS") for the Arctic Copper-Zinc-Lead-Silver-Gold Project ("Arctic" or the "Arctic Project") in the Ambler mining district of Northwestern Alaska. The Arctic Project is held by Ambler Metals LLC ("Ambler Metals"), the joint venture operating company equally owned by Trilogy and South32 Limited ("South32").

The FS was prepared on a 100% ownership basis, of which Trilogy's share is 50%. The FS describes the technical and economic viability of establishing a conventional open-pit mine-and-mill complex for a 10,000 tonne-per-day operation for a minimum 12-year mine life. The base case scenario utilizing long-term metal prices of $3.00/lb for copper, $1.10/lb for zinc, $1.00/lb for lead, $1,300/oz for gold and $18.00/oz for silver resulted in:

- a pre-tax Net Present Value ("NPV")$_{8\%}$ of $1.6 billion and an Internal Rate of Return ("IRR") of 31%; and

- an after-tax NPV$_{8\%}$ of $1.1 billion and after-tax IRR of 27%.



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On October 2, 2020, the Company filed on a voluntary basis a National Instrument 43-101 technical report summarizing the FS titled "Arctic Feasibility Study Alaska, USA NI 43-101 Technical Report" with an effective date of August 20, 2020 and a release date of October 2, 2020 with the United States Securities and Exchange Commission and the securities regulatory authorities in each of the provinces of Canada. A copy of the report is available at www.edgar.com, www.sedar.com and on the Company's website at www.trilogymetals.com. More information on the Arctic Project is available on the Company's website.

Ambler Mining District Industrial Access Project (AMDIAP)

On July 23, 2020 a Joint Record of Decision for the AMDIAP was issued by the Lead Federal Agency, the Bureau of Land Management along with the Cooperating Federal Agency, the U.S. Army Corps of Engineers. The AMDIAP will provide access to the Ambler Mining District by linking the mining district to the rest of Alaska's infrastructure. The Ambler Mining District is home to the Upper and Lower Kobuk villages, many residents of which are shareholders of NANA Regional Corporation, Inc. ("NANA"), and to the Company's projects.

On June 24, 2020, the Board of Directors of the AIDEA approved a Memorandum of Understanding with Ambler Metals which specifies how the parties will jointly establish a plan regarding the permitting, feasibility, engineering and design, construction and operation, financing and closure of the AMDIAP. Ambler Metals has committed to contribute up to $35 million to match AIDEA's contribution of $35 million for these activities over the next couple of years. Ambler Metals and AIDEA will equally contribute up to $1 million in 2020 for engineering and planning work on the road.

Ambler Metals Update

Activities at Ambler Metals include the hiring of Ramzi Fawaz as President and Chief Executive Officer. Mr. Fawaz joined Ambler Metals from Newmont Corporation where he was Senior Vice President Projects from February 2011 to October 2019, with responsibility for the development and execution of Newmont's major gold and copper projects globally.

Before joining Newmont, Mr Fawaz served as Senior Vice President Operations at Atomic Energy Canada Ltd. where he led all project development, refurbishment and building of the CANDU reactor projects. Prior to Atomic Energy, he was with Royal Dutch Shell, where he worked for 30 years in various senior roles. Among those, Mr Fawaz was responsible for leading the Athabasca Oil Sands Expansion Project in Canada and the Nigeria LNG Train 3 and LPG expansion project in Nigeria.

Mr. Fawaz brings to the role extensive leadership experience in US and international project development. Throughout his career, he has engaged extensively with all stakeholders related to major project developments, including executive management, boards of directors, shareholders, local communities, contractors, utilities and various regional and federal government agencies.

Selected Results

The following selected financial information is prepared in accordance with U.S. GAAP.

in thousands of dollars, except for per share amounts

	Three months ended		Nine months ended	
Selected expenses	**August 31, 2020** $	**August 31, 2019** $	**August 31, 2020** $	**August 31, 2019** $
General and administrative	265	435	1,349	1,363
Mineral properties expense	-	10,951	1,545	15,392
Feasibility study	232	-	974	-
Professional fees	165	414	1,031	658
Salaries	170	272	620	835
Salaries – stock-based compensation	1,064	402	3,030	3,005
Investor relations	156	164	383	456
Gain on derecognition of assets contributed to the joint venture	-	-	(175,770)	-
Equity in investee	1,094	-	1,833	-
Comprehensive earnings (loss) for the period	(3,184)	(12,535)	164,993	(21,380)
Basic earnings (loss) per common share	($0.02)	($0.09)	$1.17	($0.16)
Diluted earnings (loss) per common share	($0.02)	($0.09)	$1.12	($0.16)

For the three months ended August 31, 2020, Trilogy reported a loss of $3.2 million (or $0.02 basic and diluted loss per common share). For the comparable period in 2019, we reported a net loss of $12.5 million (or $0.09 basic and diluted loss per common share).

The decrease in comprehensive loss is primarily due to the elimination of mineral properties expense as these expenditures became the responsibility of Ambler Metals subsequent to the formation of the joint venture with South32 on February 11, 2020. For the three-month period ended August 31, 2019, for which there are no current period comparatives, Trilogy spent $11 million in mineral properties expense, mostly consisting drilling costs for the Bornite, Arctic and Regional Projects, project support costs such as camp operations, fixed wing charters and helicopters for the field season, and engineering and environmental studies for the Arctic Project.

Other variances in relation to the comparative three-month period ended August 31, 2020 consists of the following: i) feasibility study expenses of $0.2 million were related to the Arctic Project, and include costs incurred subsequent to the formation of Ambler Metals on February 11, 2020; ii) share of loss in equity investment in Ambler Metals of $1.1 million, which do not exist in the comparable third quarter of 2019; iii) a decrease of $0.1 million in salaries as CEO compensation that was salary based in the comparative period is stock based in the current period; iv) a decrease of $0.2 million in professional fees primarily due to lower legal fees; v) a decrease of $0.2 million in general and administrative expenses primarily due to lower travel cost imposed by COVID-19 restrictions; and vi) an increase of $0.7 million in stock-based compensation due to 1.8 million more options being granted during the current quarter versus the comparative period.

For the nine-month period ended August 31, 2020, Trilogy reported comprehensive earnings of $165 million (or $1.17 basic and $1.12 diluted earnings per common share). For the

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comparable period in 2019, we reported a comprehensive loss of $21.3 million (or $0.16 basic and diluted loss per common share). The differences for the nine-month period ended August 31, 2020, when compared to the same period in 2019, are primarily due to the gain of $176 million recognized from the contribution of mineral property assets to the joint venture with South32 upon formation of the Ambler Metals on February 11, 2020. This gain was offset by a $1.1 million loss reflecting the Company's 50% equity share of Ambler Metals operating loss for the nine-month period ended August 31, 2020. There is no comparable amount in the third quarter of 2019.

Other variances noted for the comparative nine-month period ended August 31, 2020 consist of the following: i) a decrease in mineral properties expenses of $13.9 million as all mineral property assets were contributed to Ambler Metals upon formation of the joint venture on February 11, 2020; ii) feasibility study expenses of $1.0 million for the Arctic project incurred subsequent to the joint venture formation; iii) an increase of $0.4 million in professional fees primarily attributed to the implementation of new lease accounting standards and legal fees related to the formation of the joint venture; and iv) a decrease of $0.2 million in salaries due to the inclusion CEO salaries in stock based compensation.

Liquidity and Capital Resources

At August 31, 2020, we had $12.8 million in cash and cash equivalents and working capital of $11.8 million, which is sufficient to fund our ongoing operations for at least the next 12 months. The projects are fully funded by Ambler Metals and we do not anticipate needing to fund our 50% share of future expenditures to advance the projects until approximately $142 million is spent by our joint venture company.

Qualified Persons

Richard Gosse, P.Geo, Vice President Exploration for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. Gosse has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration and development company which holds a 50 percent interest in Ambler Metals LLC which has a 100 percent interest in the Upper Kobuk Mineral Projects ("UKMP") in northwestern Alaska. On December 19, 2019 South32, which is a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("VMS") deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within land package that spans approximately 172,636 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Patrick Donnelly
Vice President Corporate Communications & Development

604-638-8088 or 1-855-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, the Company's ability to fund its operations and the requirement for additional funding at Ambler Metals and the timing and amount of estimated future production, the net present value and internal rate of return at the Arctic Project, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving success of exploration activities, permitting timelines, requirements for additional capital, risks pertaining to the outbreak of the coronavirus (COVID-19), government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2019 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cautionary Note to United States Investors

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended ("CIM Definition Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination.

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